United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April

April 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

2

x

NOTICE TO SHAREHOLDERS ANNUAL GENERAL MEETING APPOINTMENT OF CANDIDATES TO THE BOARD OF DIRECTORS AND FISCAL COUNCil BY MINORITY SHAREHOLDERS VALE S.A. ("Vale" or "Company"} informs that it received from Geras:ao Futuro l. Par. Fundo de investimento em A Oes,from Vic Distribuidara de Tftulos e Valores MobmarJos S.A. e from Mr. Victor Adler, acting as minority shareholders of Vale,the appointment of Mr.: BRUNO C. H. BASTIT, as candidate for Effective Member of the Board of Directors of Vale, to separately run for the election,by the holders of common shares issued by Vale, at the Annual General Meeting to be held on April 20th, 2017, under the terms of Article 141, §49,I of Law# 6.404/76; i) ii) MARCELO GASPARI NO DASilVA, as candidate for Effective Member of the Board of Directors of Vale, to separately run for the election, by the holders of preferred shares issued by Vale,at the Annual General Meeting to be held on April 20t 11, 2017, under the terms of Article 141, §49, II of Law# 6.404/76; iii) If holders of common and preferred shares issued by Vale don't make up the quorums required in items above, MARCELO GASPARINO DASILVA and BRUNO C. H. BASTIT, respectively, as candidates for Effective and Alternate members of the Board of Directors of Vale, to separately run for the election, by the holders of common and preferred shares issued by Vale, at the Annual General Meeting to be held on Aprll 201n,2017, under the terms of the legislation in force. iv) RAPHAEL MANHA.ES MARTINS and BERNARDO ZITO PORTO, respectively, as candidates for Effective and Alternate members of the Fiscal Council of Vale, to separately run for the election, by the shareholders owning common shares issued by Vale, at the Annual Genera! Meeting to be held on April 20'n, 2.017, under the terms of the legislation in force. v) ROBERT JUENEMANN and GASPAR CARREIRA JUNIOR, respectively, as candidates for Effective and Alternate members of the Fiscal Council of Vale, to separately run for the election,by the shareholders owning preferred shares issued by Vale, at the Annual General Meeting to be held on Apr!! 20 10, 2017, under the terms of the legislation in force. Said minority shareholders submitted to Vale the clearance certificates, curricula and information provided by items 12.5 to 12.10 of the Reference Form of said candidates under the form of Annex!.

ANNEX I

Candidate by Ordinary Shares – **Bruno C. H. Bastit**, he is **(i)** political economist with a Master's degree in International Political Economy by the University of Warwick (United Kingdom), he is the founder and managing director – Quetzal Strategy – ESG Advisors (London and New York), an independent consultancy specialized in emerging markets to offer corporate governance solutions and integrated strategies of sustainability for companies and investors. **(ii)** He is an independent member of the Board of Directors of Grassroot Diplomat (United Kingdom) and Global Ambassor of Childreach International/Action for Brazil's Children Trust (United Kingdom). He was the director of Morrow Sodali, Governance Consultant of AMEC, Senior Analyst of Governance and Sustainability of Hermes Investment and member of "Disclosure on Management Approach Working Group" of the Global Reporting Initiative.

Candidate by Preferred Shares – **Marcelo Gasparino da Silva**, he is **(i)** lawyer, specialist in corporate tax administration and he holds an MBA in controlling, auditing and Finances (ongoing) and institutional consultant of the Innovare Award. **(ii)** He is a member of the Board of Directors of AES Eletropaulo, Battistella, Cemig and Eternit and alternate member of the Board of Directors of Vale. He was a member of the Board of Directors of Usiminas, BRADESPAR, CELESC, ELETROBRASE and TECNISA, and member of the Fiscal Concil of BRADESPAR and AES TIETÊ.

Regular member by the ONs - **RAPHAEL MANÃES MARTINS**, is a **(i)** lawyer, enrolled with the Brazilian Bar Association (section of Rio de Janeiro) and partner of the law firm Faoro & Fucci (since 2010), **(ii)** Regular member of the Board of Directors of Eternit S.A. (since 2015), Regular member of the Audit Committee of Vale (since 2015), of Light S.A. (since 2014), of Fibria Celulose S.A. (2016/2017) and of Embratel Participações S.A. (in 2014). He was a professor at the Federal University of the State of Rio de Janeiro (in 2010) and at the State University of Rio de Janeiro (from 2007 to 2009).

Deputy member by the ONs - **BERNARDO ZITO PORTO**, is a **(i)** lawyer, professor at the University of Missouri-Kansas City School of Law. He acted as an associate to the law firm Faoro & Fucci. Master of law by the University of Michigan. Enrolled with the Brazilian Bar Association, Section of Rio de Janeiro.

Regular member by the PNs - **ROBERT JUENEMANN**, is a **(i)** mediator lawyer certified by the CEDR (UK), member of the Legal Commission and Cooperatives Commission, as well as director of the IBGC - Brazilian Institute of Corporate Governance. He is well experienced in the implementation of corporate governance in both publicly-held and closely-held companies. **(ii)** member of the audit committee of Eletrobrás and Eternit. He was a member of the audit committee of Celesc and is currently a member of the GGC - Corporate Governance Group.

Deputy member by the PNs-GASPAR CARREIRA JUNIOR, is (i) related to the OJ group {Telemar, Oi, BrT) since June 1999 to the present date. (ii) Is a member of the audit committee {since Z013) and administrative-financial services officer (since 2009)

DECLARATION I, Bruno C. H. Bastit, French, married, Political Economist, bearer of passport no. 14DV44478, with address at 67b, Kensington Church Street, W8 4BG, London, United Kingdom, under the form of art. 2 of CVM Instruction 367/02, declare under the penalties of law that, if I come to be elected for the position of Director of VALE S.A., I will be capable of undersigning the Instrument of Investiture referred to in that norm, attesting that: (i) I am not prevented by any special law, nor convicted for crime of bankruptcy, nonfeasance, bribery, concussion, peculation, against the popular economy, public faith or property, or by a cJiminal sentence that prohibits, even temporarily, access to pUblic offices, as provided by paragraph 1 of art 147 of Law no. 6.404/76; (ii) Iam not convicted to a penalty of temporary disablement or suspension applied by the Securities and Exchange Commission, which makes me ineligible tOr the administration positions of publicly-held companies, as provided by paragraph 2 of art. 147 of Law no. 6,404176; (iii) to the best of my knowledge, I meet the requirement of unblemished reputation provided by paragraph 3 of art. 147 of Law no. 6,404/76; and (iv) I do not hold an office at a company that may be deemed a competitor of the company, and I do not have, nor represent, an interest that conflicts with that of the company, under the form of items I and II of paragraph 3 of rui. 147 of Law no. 6,404/76. I finally declare, under the penalties of law, under the terms of art. 10 of lCVM 481/09 (with wording given by ICVM no. 561/15) and under the terms of items 12.9 and 12. I 0 of the Reference fOrm included in Annex 24 of ICVM 552/14, that I do not have any marital relationship, steady union or kinship up to the second degree with administrators of VALE S.A., its controlled and parent companies, and also tha1 I did not have any relationship of subordination, service provision or controL over the last three accounting periods., with a controlled company. direct or indirect controUer, supplier, client, debtor or creditor of VALE S.A. Sao Paulo, March gth 2017 Bruno C. H. Bastit Passport no. 14DV44478

VALE S.A. ----------j} I\II<3JJ5TO 12_10 OF_T_ "_f\E"FEREN_GE FORM _ Candidate Appointed to the Board of Directors r12.5 Enrollment da-t-ara-n·d:p:rfo-fe-s8s-ioin_alretx_pehri-e-n,c-e-: -  Bruno C. H. Bast _May 14c_'" ,_1,"-9"'84. CPF or Passport ----··,_,H,.el,.d !----"'E"l"e"ction Oat ----f_J_4_[)V44478 (Frenctl)_ Other Offices and --1--·-any Wh !.he Annual General Indication Whether an Independent Member r of Consecutive Terms J ot 1--..-----·-··-·------Y=e·s I·-------------Professional E p_ BRUNO C. H. BASTIT, Political Economist, Master's -International Political Economy -University of Warwick (Coventry, United Kingdom) and History of the Middle East-Durham University (Durham, United Kingdom) French Baccalaureat-Lycee Dominique Villars (Gap, France). Founder & Managing Director-Quetzal Strategy - ESG Advisors (London, United Kingdom/New York, United S..tates). August 2014-Present-Specialized independent Consultancy emerging markets prov1d1ng solut1ons 1n I corporate governance and integrated sustainability strategies for Advisory for Boards of Directors and Business Executives in the I, and strategies for handling Social, Environmental and i Strategic advisory for succeeding in communication with investors; Counseling for the integration I of ESG strategies in asset allocation and investment processes. I Governance, South America - Morrow Sodali (London, United Kingdom/Sao Paulo, Brazif). II December 2014-January 2017-Morrow Sodal1 is the largest independent global consultancy company for corporate governance, proxy solicitation, shareholders and capital markets; Advisory to Boards teams on issues related to corporate governance, annual and special meetings, shareholders activism, strategic communication, !POs, debt operations, and consolidations and acquisitions; Governance Consultant-AMEC, Association of Investors in Brazif). September 2014-December 2014; Project focused on state-owned companies. Representative of AMEC at the round table of OCDE for LATAM; Senior Analyst for Governance and Sustainability-Hermes Investment (London, United Kingdom). March 2009-August 2014-Head of the Department for or Responsible for operations in Latin America and --j Russia -formerly re p_f:!_Q_ _ible for Africa, lnQ_iaL _iddl ..§.ast and France; Global man §ger _ I Name t---- (P1\ L _ Term Duration Elective Position ..._1 ndicati-:>n -Numbe --B-oard-of Directors Positions Held at the 1 No Me_e_ n.l!..?IJjL j_ J'Io_t_;Jpplica,b, .cle , _ I ----"---A!!" 32 rlL Qu _2017 -----· Profession Political Economist f--_lnv stiture Date - r Elected !JLParent applicable erience Degree, Bachelor' 1n Corporate investor re of Director s Degree, Politics, Economy companies and investors; creation of governance models Governance {ESG) risks; Officer I Senior Consultant for lations and services of s, business executives and I.R the Capital Market (Siio Paulo,

--E·ne·rgy arl"dEXtractlvelndUst'fTes--=·-RePreSentatiVB""OfHBrme·sat EITI {EXtracilVB-TOd:;:uc:s:;:tr""ie:cs:----, i Transparency Initiative). Counseling for senior business executives and members of the Board of i Directors of companies on the risks of governance and sustainabi!ity, representing the interests of I some of the largest pension funds and most important institutional investors in the world; Besides i the activities for engagement with companies and on publlc policies, responsible for the ! integration of the ESG key factors within the investment process at Hermes; Member - I 'Disclosure on Management Approach Working Group'-GRI, Global Reporting Initiative I (Amsterdam, Netherlands). December 2011 - January 2013 - Person in charge of developing the ! content of GA GRI Sustainability Reporting Guidelines. ! ·-·--·-----------· 1 -B-ru_n_o c Ff_a_iiStit_h_a_S_rlOCrrmr :c : f n n "c v 7 t i rrllnrStr"a7trc:v"'"e"'p"'"ro·ceedmgs of l CVM, nor any conviction made frnal and unappealable withm the legal or adminrstrative scope, i j ! which ha _::;u pended '?Lsl}?_abled the_E _§lctL !...P!S!f.§!s J. -o!_C OfT!.CD. rcial activ_l!y. 12.6 Percentage of Participation at Board Meetings in the last year, held by the respective agency, which occurred after the investiture: 1-QJ.rector-------=..--· · --I Participation at th; meefu9s (%) - I_Bruo.g,):LJ?as_tiL ..-··-··-·----·-·--···--·!... ·-·---·---·-·-·Not_'!]1Jiicable_. j 12.7 Information mentioned in item 12.5 in relation to the members of statutory committees, as well as audit, risk, financial and compensation committees, even when such committees or structures are statutory: Does not participate in any committee at the Company. 12.8 Information on the performance as member of statutory committees, as well as audit, risk, financial and compensation committees: Does not participate in any committee at the Company. 12.9 Information on the existence of marital relationship, steady union or kinship up to the third degree with: a. administrators of the Company There is no kinship relationship between the directors indicated among themselves. b. (i) administrators of the Company and (ii) administrators of companies directly or indirectly controlled by the Company There is no kinship relationship between the directors indicated and the administrators and directors of companies directly or indirectly controlled by the Company. c. (i) administrators of the Company or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company

There is no kinship relationship between the directors indicated and the controllers of the Company. d. (i) administrators of the Company and (ii) administrators of direct or indirect parents of the Company There is no kinship relationship between the directors indicated and the administrators and members of the audit committee of direct or indirect parents of the Company. 12.10 lnfonnation on relationships of subordination, service provision or control maintained, over the last 3 accounting periods, between administrators of the Company a. company directly or indirectly controlled by the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents. b. direct or indirect controller of the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents. c. if relevant, supplier, client, debtor or creditor of the Company, of its controlled or parent companies, or companies controlled by any of these entities Not applicable, as there ·Is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company. its controlled or parent companies. :::::-;...--=-::u.---- Bruno C. H. Bastit

DECLARATION 1, Marcelo Gasparino da Silva, Brazilian, married, lawyer bearer of identity card RG no. 2302967-SSP/SC, enrolled with the CPF/MF under no. 807.383.469-34 and with the OABISC under no. 10,188, resident and domiciled at Rua Esteves Junior, 605, apt. 1411, Centro, Florian6polis/SC, Postal Code 88015-130, underthe form of a1t. 2 of CVM lnstmction 367/02, declare under the penalties of Jaw that, if [ come to be elected for the position of Director of VALE S.A., I will be capable of undersigning the. Instrument of Investiture referred to in that norm, attesting that (i) I am not prevented by any special law, nor convicted for crime of bankruptcy, nonfeasance, bribery, concussion, peculation, against the popular economy, public faith or prope1ty, or by a criminal sentence that prohibits, even temporarily. access to public offices, a'i provided by paragraph 1 of art. 147 of La\\' no. 6,404/76; (ii) Jam not convicted to a penalty of temporary disablement or suspension applied by the Securities and Exchange Commission, which makes me ineligible for the administration positions of publicly-held companies, as provided by paragraph 2 of art. 147 of Law no. 6A04/76; (iii) to the best of my knowledge, I meet the requirement of unblemished reputation provided by paragraph 3 of art. 147 of Law no. 6,404/76; a·nd (iv) I do not hold an office at a company that may be deemed a competitor of the company, and I do not have, nor represent, an interest that con11icts with that of the company, under ihe form of items I and II of paragraph 3 ofm1. 147 of Law no. 6A04176. J finally declare, under the penalties of law, under the tenns of art lO of ICVM 48l/09 (with wording given by ICVM no. 561/IS) and under the terms of items 12.9 and 12.10 of the Reference fom1 included in Annex 24 of ICVM 552114, that I do not have any marital relationship, steady union or kinship up to the se-cond degree with administrators of VALE S.A., its controlled and parent companies, and also that I did not have any relationship of subordination or controL over the last three accounting periods, with a controlled company, direct or indirect controller, supplier, client, debtor or creditor of VALE S.A. I declare that I am a partner of a Law Finn that was responsible for an administrative proceeding in 2006, which is maintained until the present date and the fees of which were under its responsibility ad exitum, and that such relationship is of economic relevance. thus not affecting the independence of the declarant in any manner. Rio de Janeiro, March 81n, 2017 Marcelo Gasparino da Silva CPF 807.383.460-34

----------------------------YALE S.A. Candidate Appointed to the Board of Directors 12.5 Enrollment data and professional experience: Name ----ate of Birth ---f----'Ao_,_e ---+-----'P=-'r'-'o I Marcelo Gasparino da 1971_ "'-"-""In"v-e"s't'i-tu"r-e-D"a'"te"'--il 20'", 2017 and the +----'-'ln,_.d,_.,ic_a_ti_o_n-hether Elected b Parent Indication Whether_C!_I_!_Independ _l!!_Member_l Number of C -= ive Terms Director L Professional Experience Member of Boards of Directors and Audit Committees and Chairman of Boar I and coordinator of the finance, audit, risks, legal and related parties committees in publicly-held companies. Specialist Lawyer in Corporate Tax I Auditing and Finance (ongoing). Director of AES ELETROPAULO, BATTISTELLA, CEMIG and ETERNIT, and deputy member of the Board o Chairman of the_ Board I of Directors of Usiminas, member of the Boards of Directors of Bradespar, Celesc, Eletrobras, i Tecnisa and SC Gas, besides Usiminas itself. Former member of the Audit Committee of Bradespar. AES Eletropaulo, AES Tiete, Eletrobras and Renuka BraziL Current Coordinator of the I Legal and Compliance Committee of ETERNIT, member of the Finance, Auditing and Risks '1 Committee of CEMIG and the Related Parties Committees of AES Eletropaulo. Chairman of the _ Advisory Council of Law Firm Gasparino, Sachet, Roman, Barros & Marchiori Attorneys, where he 1 acted as a lawyer untll 2006. He started his CELESC in 2007. Participates in the CEO FGV 2016 Program (IBE/FGV/IDE). Participated in the I. Executive Program on Consolidations and Acquisitions by the London Business School, and in specific courses in the financial and strategic Co-founder and Coordinator of the Santa Catarina Section, Certified Director and a member of the 1 Board of Directors of IBGC. Member of the Technical Commission of I educational background in Corporate Governance and experience in boards of directors and audit . committees, he contributed to the IBGC and AMEC with the construction of the Brazllian Code of Corporate Governance-"CBGC", and, after its release, inserted it as a working instrument at all companies in which he is working, specially EXPLAIN", a system that I r cognizes the practice of corporate governance as a journey which must ri id me_1 L_of fl! esJ Q_g A!?Pli. _9_!!l £3m _ W§ly_j!!g!L C?_I!l_panies. Hav assed_!!lroug_h ------ilv ---ebruh, CPF or Passport Elective Position (PAS)Hel_-,_d 807 383.469: - --I - oard-of Directors Term Duration Annual General l.lleet)n_l1_2_9_1l Other Offices Positions Held at S<_o_m,"'a"'n=--Not applicable_ , 'f_e_s 46 -c-t-io-n-D-a-tei f_e_.s"e's'e'i,_,o..,n,__ Advisor Law er ·--E-le Apr No i _lgJ_l nterm as Deput Administration by ESAG and f Directors of VALE. Former executive career as a Legal areas at the 100 - Institute o the model "APPLY OR d of Directors, member MBA in Controllership, -Institutional Officer of f Directors, in London. AMEC. With a strong not be translated as a

ICOiTipanles--;nthe-se·ctOrs Of generation,-trciilSrTiisS\0-ri--a·na 'CfiStri"butTOn-oTe·n·e·;:g-y:-diStribUtTOn-· of i natural gas, mining, steelworks and steel transformation, port, base industry, civil construction, I materials and finishing of civil construction, distribution of vehicles and holding, he gained i knowledge in the industry, trade and services, skills that allow him to constructively contribute with i the most varied issues and strategies that are dealt with at the boards in which he participates, such ! as turnaround, capital structure, mergers and acquisitions, sale of non-core assets, succession of i business executives, among others. ' I --------------------------- i Declaration of Any Convictions I Marcelo GasparinOc:ii."SiiVa has no crimmal convic'-to"io"n".-'-n"o=c"'o"n"v'-icti o-n i n-a-d7m in i-st'"r-at"'iv_e l i proceedings of CVM, nor any conviction made final and unappealable, w1thin the legal or 1 1 administrative scope. which has suspended or disabled the practice of professional or commerciaj I activity ---------. - ------------------ 12.6 Percentage of Participation at Board Meetings in the last year, held by the respective agency, which occurred after the investiture: arti9iE ti _atth -;;;rt -(%)-· ----=1 I Director ----------l.Marce!<29a J? _rj_9..9?...?Jl - t. - 1_ ---·-------··----------Q% . ! 12.7 Information mentioned in item 12.5 in reJation to the members of statutory committees, as well as audit, risk, financial and compensation committees, even when such committees or structures are statutory: Does not participate in any committee at the Company. 12.8 Information on the performance as member of statutory committees, as well as audit, risk, financial and compensation committees: Does not participate in any committee at the Company. 12.9 Information on the existence of marital relationship, steady union or kinship up to the third degree with: a. administrators of the Company There is no kinship relationship between the directors indicated among themselves. b. (i) administrators of the Company and (ii) administrators of companies directly or indirectly controlled by the Company There is no kinship relationship between the directors indicated and the administrators and directors of companies directly or indirectly controlled by the Company. c. (i) administrators of the Company or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company There is no kinship relationship between the directors indicated and the controllers of the Company.

d. (i) administrators of the Company and (ii) administrators of direct or indirect parents of the Company There is no kinship relationship between the directors indicated and the administrators and members of the audit committee of direct or indirect parents of the Company. 12.10 Information on relationships of subordination, service provision or control maintained, over the last 3 accounting periods, between administrators of the Company a. company directly or indirectly controlled by the Company Not applicable, as there is no persona! relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions ofthelr respective positions at the Company), the Company and the Company's parents. b. direct or indirect controller of the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents. c. if relevantsupplier, client, debtor or creditor of the Company, of its controlled or parent companies, or companies controlled by any of these entities Not applicable, as there is no personal relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company, its controlled or parent companies. Marcelo Gasparino da Silva

DECLARATION 1, Raphael Manhiics Martins. Brazilian, single. lawyer. OAB/RJ no. 147187, enrolled with the CPF/fv1F under no. 096.952.607-56, with address at Rua Aralo Porto Alegre, 36 Sl I 102, Centro. Rio de Janeiro/RJ, Postal Code: 20030-902, under the form of art. 2 ofCVM Instruction 367/02. declare under the penalties oflaw that, ifl come to be elected for the position of Member of the Audit Committee of VALE S.A., I \viii be capable of undersigning the Instrument of lJlVestiture referred to in that norm, attesting that: (i) I am not prevented by any special law. nor convicted for c1ime of bankruptcy._ nontCasance, bribery. concussion, peculation. against the popular economy, public tB.ith or property, or by a criminal sentence that prohibits. even temporarily, access to public offices. as provided by paragraph I of art. 147 of Law no. 6,404/76; (ii) I am not convicted to a penalty of tcmpMary disablement or suspension applied by the Securities and Exchange Commission. which makes me ineligible tOr the administration positions of publicly-held companies. as provided by paragraph 2 or art. 147 of Law no. 6,404176: (iii) to the best of my knowledge, I meet the requirement of unblemished reputation provided by paragraph 3 of art. 147 of Law no. 6.404/76: and (iv) 1 do not hold an office at a company that may be deemed a competitor of the eompany. and I do not have. nor represent an interest that conilicts with that of the company. under the JOrm of items I and II of paragraph 3 of art. 147 of Law no. 6,404/76. I finally dccb.re. under the penalties of law. under the terms of art. 10 of JCVM 481/09 (with wording given by ICVM no. 561115) and under the tcnns of items 12.9 and 12.10 of the Reference form included in Annex 24 of ICVM 552114. that l do not have any marital relationship. steady union or kinship up to the second degree with administrators of VALE S.A., its controlled and parent companies. and also that I did not have any relationship of subordination, service provision or control, over the last three accounting periods. with a eon\rolled eompany, direct or indirect controller. supplier, client, debtor or creditor of VALE S.A. Si'io Paulo. March gth_ 2017 Raphael Manhacs Martins CPF 096.952.607-56

-------·------·---------------·-·------------------·------·---VALE S.A. ----·----JJ:EMS_12.5 TO 1_2_,_10_0_F_J:HE REFEBEN[;"'_FORI\A _ Candidate Appointed to the Audit Committee ,1-2.5-Enrollment data and professional experience: --·----·-·· I I Birth-Age Profession I Raphael Manhaes 8", 1983 Position ---1--Held Election Date - ""'''' Member of the Audit Committee Offices and Held at Qompany Whet_her Elected b e L_ j Meeting 2017 Not applicable ------- [Indication Whether an ln .[lendent Member .1 Consecutive Terms il Yes be his third term !-------'--""-------------'---"-=="'-"-""-'""-" "--"' --'l--------·--Professional Experie,n_.,c,e 'I Lawyer, partner of the law firm Faoro Attorneys (since 2010), Director of Eternit S.A (since 2015). Member of the Audit Committee of Vale S.A (since 2015) and Light SA. 1 member of the Audit Committee (regular) of Celu!ose S/A 2016/2017) and of Embratel i P"ar't'ic"ipa"g'o"es"S"A"("20'1:4·). Fo'r"m'e:r p:ro:fe:s"s:o:r:a:t th:e:U:FR:J0(201.0) and UERJ 1 'I Raphael Manhiles Martins has no criminal conviction, no conviction proceedings of CVM, nor any conviction made final and unappealable, within the legal or administrative scope, which has suspended or ed the practice of professional or commercial I activity. L---------------------·--····------··---------·-·--------------j 12.6 Percentage of Participation at Board Meetings in the last year, held by the respective agency, which occurred after the investiture: 34 years Lawter Investiture Date th _" e , lndJ ation Number If elected, No ! _1 II Fibria disabl of th ( is will _ {since 2014). Former (2007/2009). Enrolled in administrative L-. \, Name Martins - Fe El D--ate of bruary ective CPF or Passport 1---_!PA!i_), 096.952.607-56 Term Duration In the current term: ,I Other Positions --Annual General

12.7 Information mentioned in item 12.5 in relation to the members of statutory committees, as well as audit, risk, financial and compensation committees, even when such committees or structures are statutory: Does not participate in any committee at the Company. 12.8 Information on the performance as member of statutory committees, as well as audit, risk, financial and compensation committees: Does not participate in any committee at the Company. 12.9 Information on the existence of marital relationship, steady union or kinship up to the third degree with: a. administrators of the Company There is no kinship relationship between the members of the audit committee indicated among themselves. b. (i) administrators of the Company and (ii) administrators of companies directly or indirectly controlled by the Company There is no kinship relationship between the members of the audit committee indicated and the administrators and members of the audit committee of companies directly or indirectly controlled by the Company. c. (i) administrators of the Company or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company There is no kinship relationship between the members of the audit committee indicated and the contro!!ers ofthe Company. (i) administrators of the Company and (li) administrators of direct or indirect parents d. of the Company There is no kinship relationship between the members of the audit committee indicated and the administrators and members of the audit committee of direct or indirect parents of the Company. 12.10 Information on relationships of subordination, service provision or control maintained, over the last 3 accounting periods, between administrators of the Company a. company directly or indirectly controlled by the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the member of the Audit Committee indicated (other than those referring to the exercise of the attributions of their respective positions at the Company). the Company and the Company's parents. b. direct or indirect controller of the Company

Not applicable, as there is no relationship of subordination, service provision or control mainta·lned between the member of the Audit Committee indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents. c. if relevant, supplier, client, debtor or creditor of the Company, of its controlled or parent companies, or companies controlled by any of these entities Not applicable, as there is no relationship of subordination, service provision or control maintained between the member of the Audit Committee indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company, its controlled or parent companies. ,--,---o-, -·-·--------------Raphael Manhiies Martins

DECLARATION I, Bernardo Zito Porto, Brazilian. single, lawyer, bearer of identity card RG no. 12773553-8 DETRAN/RJ, enrolled with the OAB/RJ under no. 189,398 and CPF/MF under no. 139.715.767-45, domiciled at Rua Araujo Porto Alegre, no. 36, 11° andar, Centro, Rio de Janeiro!RJ, Postal Code: 20030-902, under the form of art. 2 of CVM Instruction 367/02, declare under the penalties of law that, if I come to be elected for the position of Deputy Member of the Audit Committee of VALE S.A., I will be capable of undersigning the Instrument of Investiture referred to in that norm, attesting that: (i) I am not prevented by any special law, nor convicted for crime of bankruptcy, nonfeasance, bribery, concussion, peculation, against the popular economy, public faith or property, or by a criminal sentence that prohibits, even temporarily, access to public offices, as provided by paragraph 1 of art. 147 of Law no. 6,404/76; (ii) I am not convicted to a penalty of temporary disablement or suspension applied by the Securities and Exchange Commission, which makes me ineligible for the administration positions of publicly-held companies, as provided by paragraph 2 of art. 147 ofLa\V no. 6,404176; (iii) to the best of my knowledge, 1 meet the requirement of unblemished reputation provided by paragraph 3 of art. 147 of Law no. 6,404176; and (iv) I do not hold an office at a company that may be deemed a competitor of the company, and I do not have, nor represent, an interest that conflicts with that of the company, under the fonn of items I and l1 of paragraph 3 of art l47 of Law no. 6,404/76. I finally declare, under the penalties of law, under the terms of art. 10 of lCVM 481/09 (with wording given by ICVM no. 561/15) and under the terms of items 12.9 and 12.10 of the Reference form included in Annex 24 of ICVM 552/14, that I do not have any marital relationship, steady union or kinship up to the second degree with administrators of VALE S.A., its controlled and parent companies, and also that I did not have any relationship of subordination, service provision or control, over the last three accounting periods, with a controlled company, direct or indirect controller. supplier, cljent, debtor or creditor ofVALE S.A. Silo Paulo, March gili, 2017 Bernardo Zito Porto CPF 139.715.767-45

VALE S.A.

ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Candidate Appointed to the Audit Committee

12.5 Enrollment data and professional experience:

Name	Date of Birth	Age	Profession
Bernardo Zito Porto	November 04th, 1990	26 years	Lawyer
CPF or Passport (PAS)	**Elective Position Held**	**Election Date**	**Investiture Date**
139.715.767-45	Deputy Member of the Audit Committee	April 20th, 2017	
Term Duration	**Other Offices and Positions Held at the Company**	**Indication Whether Elected by Parent**	
Annual General Meeting 2017	Not applicable	No	
Indication Whether an Independent Member		**Number of Consecutive Terms**	
Yes		Not applicable	
Professional Experience			
Bernardo Zito Porto, is a professor at the University of Missouri-Kansas City School of Law (since 2016). He acted as an associate to the law firm Faoro & Fucci (2014/2015). Master of law by the University of Michigan. Enrolled with the Brazilian Bar Association, Section of Rio de Janeiro.			
Declaration of Any Convictions			
Bernardo Zito Porto, has no criminal conviction, no conviction in administrative proceedings of CVM, nor any conviction made final and unappealable, within the legal or administrative scope, which has suspended or disabled the practice of professional or commercial activity.			

12.6 Percentage of Participation at Board Meetings in the last year, held by the respective agency, which occurred after the investiture:

Director	Participation at the meetings (%)
Bernardo Zito Porto	Not applicable

12.7 Information mentioned in item 12.5 in relation to the members of statutory committees, as well as audit, risk, financial and compensation committees, even when such committees or structures are statutory: Does not participate in any committee at the Company. 12.8 Information on the performance as member of statutory committees, as well as audit, risk, financial and compensation committees: Does not participate in any committee at the Company. 12.9 Information on the existence of maritalrelationship, steady union or kinship up to the third degree with: a. administrators of the Company There is no kinship relationship between the directors indicated among themselves. b. (i) administrators of the Company and (ii) administrators of companies directly or indirectly controlled by the Company There is no kinship relationship between the directors indicated and the administrators and directors of companies directly or indirectly controlled by the Company. c. (i) administrators of the Company or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company There is no kinship relationship between the members of the audit committee indicated and the controllers of the Company. (i) administrators of the Company and (ii) administrators of direct or indirect d. parents of the Company There is no kinship relationship between the members of the audit committee indicated and the administrators and members of the audit committee of direct or indirect parents of the Company. 12.10 Information on relationships of subordination, service provision or control maintained, over the last 3 accounting periods, between administrators of the Company a. company directly or indirectly controlled by the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company). the Company and the Company's parents. b. direct or indirect controller of the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents.

c. if relevant, supplier, client, debtor or creditor of the Company, of its controlled or parent companies, or companies controlled by any of these entities Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company, its controlled or parent companies. Bernardo Zito Porto

DECLARATION

I, **Robert Juenemann**, Brazilian, single, lawyer, enrolled with the OAB/RS under no. 30,039, enrolled with the CPF under no. 427.077.100-06, with address at Rua André Puente, 238, Independência, Porto Alegre/RS, Postal Code: 90035-150, under the form of art. 2 of CVM Instruction 367/02, declare under the penalties of law that, if I come to be elected for the position of Member of the Audit Committee of **VALE S.A.**, I will be capable of undersigning the Instrument of Investiture referred to in that norm, attesting that: (i) I am not prevented by any special law, nor convicted for crime of bankruptcy, nonfeasance, bribery, concussion, peculation, against the popular economy, public faith or property, or by a criminal sentence that prohibits, even temporarily, access to public offices, as provided by paragraph 1 of art. 147 of Law no. 6,404/76; (ii) I am not convicted to a penalty of temporary disablement or suspension applied by the Securities and Exchange Commission, which makes me ineligible for the administration positions of publicly-held companies, as provided by paragraph 2 of art. 147 of Law no. 6,404/76; (iii) to the best of my knowledge, I meet the requirement of unblemished reputation provided by paragraph 3 of art. 147 of Law no. 6,404/76; and (iv) I do not hold an office at a company that may be deemed a competitor of the company, and I do not have, nor represent, an interest that conflicts with that of the company, under the form of items I and II of paragraph 3 of art. 147 of Law no. 6,404/76.

I finally declare, under the penalties of law, under the terms of art. 10 of ICVM 481/09 (with wording given by ICVM no. 561/15) and under the terms of items 12.9 and 12.10 of the Reference form included in Annex 24 of ICVM 552/14, that I do not have any marital relationship, steady union or kinship up to the second degree with administrators of **VALE S.A.**, its controlled and parent companies, and also that I did not have any relationship of subordination, service provision or control, over the last three accounting periods, with a controlled company, direct or indirect controller, supplier, client, debtor or creditor of **VALE S.A.**

São Paulo, March 8th, 2017

Robert Juenemann
CPF 426.0077.100-06

VALE S.A. ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM Candidate Appointed to the Audit Committee 12.5 Enrollment data and professional experience: Elective Position +---HEl_ ld. -----l_ec_ti() AudJt Comm1ttee Other Offices and Positions Held at the h. 201-7·-I 1 1 W!!ether Elected by Parent _Qompany ---- I _I Not jicable Indication Whether -Independent Membr } !!J!1be r of Consecutive Terms I1 I _.:!__es .....-------------L _e_t_ - ble ---Profession LE 1 ._ -----[ Robert Juenemann is a Mediator Lawyer Certified by the CEDR (UK), Certified Director, member South he Member I member I I CVM, nor any conviction IT!ade final and un_appealable, ithln the legal or dmin_is_trative scope, -.J 12.6 Percentage of Participation at Board Meetings in the last year, held by the respective I Dlr ctor ----= ------agency, which occurred after the investiture: - .I P -rilciP.§I.!l9!1_t!he meetings r&) _l N9.!_ _2licable -=--=:::J-1 Robert Juenemann ' of the Legal Commission and the Cooperatives Commission, Coordinator of the Section of the IBGC - Brazilian Institute of Corporate Governanee, is well experienced in t implementation of corporate governance in both publicly-held and closely-held compames. of the Audit Committee of Eternit and Eletrobras, of the IBGC - Corporate Governance. Current member of the Audit Committee of Eletrobras. Currently a _ofth_ec;3GQ_-Cor <J_rate Governance Grou_p,_-·-------_ Declaration of A g_!lnvictions Robert Juenemann has no criminal conviction, no conviction in administrative proceedings of hich has su _e_ nded - -91 - lec!_t_b_ EtJce _c _LP£ - nal or commercial acti _: CPF or Passport l----'(.c.PA_!;l_ 426.077.100-06 -Term Qur tion Annuaf General Meeting_2_017 April 201 lndi_ Lawyer Investiture Date '! Date "-No _p-erience Director _------as wei! as Brazilian Institute of

12.7 Information mentioned in item 12.5 in relation to the members of statutory committees, as well as audit, risk, financial and compensation committees, even when such committees or structures are statutory: Does not participate in any committee at the Company_ 12.8 Information on the performance as member of statutory committees, as well as audit, risk, financial and compensation committees: Does not participate in any committee at the Company. 12.9 Information on the existence of marital relationship, steady union or kinship up to the third degree with: a. administrators of the Company There is no kinship relationship between the directors indicated among themselves. (i) administrators of the Company and (ii) administrators of companies directly or b. indirectly controlled by the Company There is no kinship relationship between the members of the audit committee indicated and the administrators and members of the audit committee of companies directly or indirectly controlled by the Company. c. (i) administrators of the Company or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company There is no kinship relationship between the members of the audit committee indicated and the controllers of the Company. d. (i) administrators of the Company and (ii) administrators of direct or indirect parents of the Company There is no kinship relationship between the members of the audit committee indicated and the administrators and members of the audit committee of direct or indirect parents of the Company. 12.10 Information on relationships of subordination, service provision or control maintained, over the last 3 accounting periods, between administrators of the Company a. company directly or indirectly controlled by the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the member of the Audit Committee indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents_ direct or indirect controller of the Company b. Not applicable, as there is no relationship of subordination, service provision or control maintained between the member of the Audit Committee indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents.

c. ***if relevant, supplier, client, debtor or creditor of the Company, of its controlled or parent companies, or companies controlled by any of these entities***

Not applicable, as there is no relationship of subordination, service provision or control maintained between the member of the Audit Committee indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company, its controlled or parent companies.

Robert Juenemann

DECLARATION I, Gaspar Carreira JUnior. Brazilian, married, director, bearer of identity card RG no. 06609229-7 issuing office: lFP/RJ, enrorJed with the CPFIMF under no. 000.459.657-90, with address at Rua Teixeira de Melo. 37/201 - Ipanema, Postal Code: 22410-010, under the form of art 2 of CVM Instruction 367/02, declare under the penalties of law that, if I come to be elected for the position of Deputy Member of the Audit Committee of VALE S.A., I will be capable of undersigning the Instrument of Investiture referred to in that norm, attesting that: (i) 1 am not prevented by any special law. nor convicted for crime of bankruptcy, nonfeasance, bribery, concussion. peculation, against the popular economy, public faith or propeny, or by a criminal sentence that prohibits, even temporarily, access to public offices, as provided by paragraph 1 of art. 147 of Law no. 6,404/76; (ii) 1 am not convicted to a penalty of temporary disablement or suspension applied by the Securities and Exchange Commission, which makes me ineEgible for the administration positions of publicly-held companies, as provided by paragraph 2 of art. 147 of Law no. 6,404/76; (iii) to the best of my knowledge, I meet the requirement of unblemished reputation provided by paragraph J of art. 147 of Law no. 6,404/76; and (iv) 1 do not hold an office at a company that may be deemed a competitor of the company, and I do not have, nor represent, an interest that conflicts with that of the company, tmder the form of items I and U of paragraph 3 of art. 147 of Law no. 6,404/76. 1 finally declare. under the penalties of luw, under the tenus of art. 10 of 1CVM 481/09 (with \vording given by lCVM no. 561/15) and under the tenns of items 12.9 and 12.10 of the Reference form included in Annex 24 of ICVM 552/l 4, that 1 do not have any marital relationship. steady union or kinship up to the second degree \Vith administrators of VALE S.A., its controlled and parent companies, and also tl1at I did not have any relationship of subordination, service provision or control, over the last three accounting periods) with a controlled company, direct or indirect contToller, supplier, client, debtor or creditor ofVALE S.A. Sao Paulo, March gth, 2017 Gaspar Carreira JUnior CPF 000.459.657-90

VALE S.A. I_TIO_MS 12.5 TOJ _.1_0_0_F TJ:l_E_R ER_ENCE_f_OR_M,. Candidate Appointed to the Audit Committee 12.5 Enrollment data and professional experience: Date of =----,r--- Junk - -------?81 196 ---·j-. Director - CPF or Passport Elective Position (PAS) -------t-----'-H"'e"'ld'------Deputy Member of the .. I 1 000.459. 657-9"-'0'-----t...._Audit Committee Other Offices and ", Positions Held at the L _Te!:._l"!l Duratio --· Co !!!Y_ _ Annual General I Meetin_g_lQ1l Not applicable _ No -.------Indication Whether an ln,!! e ndent Membe!-E- Number of Consecutive Terms Yes Professional GASPAR CARREIRA JUNIOR, Specialization-in Projects. Mi'i'a-na_g_e_m_e_n""t--""P'CM'=p-."'U"'F F /"'R"J--"2"'0"0"4 ; \ Executive MBA - Coppead - UFRJ/RJ - 1999; Graduate Studies in Finance - PUC/RJ - 1992; · Undergraduate Studies -Economic Sciences-Candido Mendes/Centro/RJ - 1989. Member of the I Audit Committee (August 2013 - Present) - JCCS Certificate No. EA 04758 - Licensed with I PREVIC. Responsibilities: SETA-National Union of Pay-TV Operators-since August 2016; Oi Futuro-Social Responsibility Institute-since May 2016; SISTEL-Social Security Foundation since August 2013. Administrative-Financial Services Officer (January 2009 - Present). 'I Responsibilities: 2012: Cycle of Revenue {Mediation, Invoicing and Revenue Assurance), I Administrative-Financial, Taxes, Sales Administration, Contingencies Control, Credit & Collection, -BPO Management, with 25 managers (7 direct), 430 own employees and 780 outsourced, with management of budget exceeding R$ 6.5 billion. 2009: Administrative-Financial, Taxes, Accounting, Sales Administration, Contingencies Control, Corporate Credit & Collection, Payroll, BackOffice of JEC/Procon with 26 managers (6 direct), 1,056 employees, and management of budget of R$ 2 billion. Financial Services Manager (July 2006) Responsible for the areas of Payroll, Tax Office, Administrative-Financial, Accounting and Taxes, with 5 managers and 180 employees. Manager of Centralized Services and Operations (May 2005); Responsible for the 1 area of Accounts Payable, Tax Office and Indirect Taxes with 3 managers and 80 employees. Accounts Payable Manager (February 2004); Responsible for the Accounts Payable area with 20 I, employees. Processes Coordinator (July 2001): Responsible for the area of improvement and I automation of controllership processed with 06 employees. SAP Coordinator (June 1999) Responsible for the Implementation of SAP, focus on module CO-Controlling with 5 employees. I Specialist Lawyer in Corporate Tax Administration by ESAG and MBA in Controllership, Auditing I and Finang _Qb !. !J:1_§_'l.QJJhe .Ac!YisQ!Y"f.2. l)cil_Qf Law Fj .G sparif"!. _§ chet, Ro,man, Barros & ·----E-lec-April lndi Age Profession 50 ·--t-ion-D-a-te 201 2017 I J I Investiture Date catiWhe er Elected by Parent NQ!_§QQ_ able Experience Name

Marchiori Attorneys, where he acted as a lawyer until 2006. In 2007, started his executive career as a Legal-Institutional Officer of CELESC. Participated in the Executive Program on Consolidations and Acquisitions by the London Business School, and in specific courses in the financial and strategic areas at the IOD - Institute of Directors, in London. He is the Coordinator of the Santa Catarina Section, Certified Director and a member of the Board of Directors of IBGC. Chairman of the Board of Directors of USIMINAS, Director of BRADESPAR and ETERNIT. Former Director of Eletrobras, Celesc, AES Eletropaulo, Tecnisa and SC Gás. Former member of the Audit Committee of BRADESPAR, AES Eletropaulo, AES Tietê and RENUKA Brazil. Current Coordinator of the Legal and Compliance Committee of ETERNIT. Spokesman of the Corporate Governance Group - GGC.
Declaration of Any Convictions
Gaspar Carreira Júnior has no criminal conviction, no conviction in administrative proceedings of CVM, nor any conviction made final and unappealable, within the legal or administrative scope, which has suspended or disabled the practice of professional or commercial activity.

12.6 Percentage of Participation at Board Meetings in the last year, held by the respective agency, which occurred after the investiture:

Director	Participation at the meetings (%)
Gaspar Carreira Júnior	Not applicable

12.7 Information mentioned in item 12.5 in relation to the members of statutory committees, as well as audit, risk, financial and compensation committees, even when such committees or structures are statutory:

Does not participate in any committee at the Company.

12.8 Information on the performance as member of statutory committees, as well as audit, risk, financial and compensation committees:

Does not participate in any committee at the Company.

12.9 Information on the existence of marital relationship, steady union or kinship up to the third degree with:

a. administrators of the Company

There is no kinship relationship between the directors indicated among themselves.

b. (i) administrators of the Company and (ii) administrators of companies directly or indirectly controlled by the Company

There is no kinship relationship between the directors indicated and the administrators and directors of companies directly or indirectly controlled by the Company.

c. (i) administrators of the Company or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company

There is no kinship relationship between the directors indicated and the controllers of the Company.

d. (i) administrators of the Company and (ii) administrators of direct or indirect parents of the Company There is no kinship relationship between the directors indicated and the administrators and members of the audit committee of direct or indirect parents of the Company. 12.10 Information on relationships of subordination, service provision or control maintained, over the last 3 accounting periods,between administrators of the Company company directly or indirectly controlled by the Company a. Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents. b. direct or indirect controller of the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents. c. if relevantsupplier, client, debtor or creditor of the Company, of its controlled or parent companies, or companies controlled by any of these entities Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company, its controlled or parent companies. Gaspar Carreira Jiinior

ATTACHMENT I - BOARD OF DIRECTORS 1. HOLDER IN ELECTION SEPARATELY BY ACTIONS COMMON SHARES – ITEM I § 4º ARTICLE 141 LSA: BRUNO C. H. BASTIT EXPERIENCE Founder & Managing Director – Quetzal Strategy-ESG Advisors (London, UK) Aug. 14 – Ongoing  Independent consultancy providing governance advisory solutions & integrated sustainability strategies to companies and investors, specialized in emerging markets. Supports companies’ Boards & C-Suites to create bespoke strategies & governance models to manage ESG risks, create long-term value and communicate successfully with their investors. Advises investors on integrating ESG strategies in asset allocation & investment processes.   Director / Senior Governance Advisor, LATAM – Morrow Sodali (London, UK / Sao Paulo, Brazil) Dec. 14 – Jan. 17  Morrow Sodali is the world's largest independent corporate governance and shareholder services firm. Responsible for governance advisory, business development & client relationship in South America. Helped companies develop best-in-class governance practices, conducting in-depth research and elaborating improvement implementation strategies. Supported Investor Relations teams with the preparation of shareholder meetings, proxy solicitation & coordinated investor engagement programs. Provided strategic advice and execution in proxy solicitation on M&A deals to companies, law firms, and investment banking firms.     Governance Consultant – AMEC-Brazilian Association of Capital Market Investors (Sao Paulo, Brazil) Sep. 14 – Dec. 14  Project focused on State-Owned Enterprises. Represented AMEC at the OECD Roundtable for LATAM. Senior Governance & Sustainability Analyst – Hermes Investment Management (London, UK) Mar. 09 – Aug. 14   Head of Latin America & Russia – Previously covered Africa, India, the Middle East and France. Head of Energy & Extractives sectors (global) – Hermes representative at the Extractive Industries Transparency Initiative (EITI). 1

 Advised senior executives & board members at companies on behalf of major pension funds (assets under advice $190bn) to develop environmental, social, compensation & corporate governance strategies to enhance long-term performance. Responsible for the integration of ESG factors within investment processes (equity & fixed income). Drafted proxy voting guidelines and strategically vote client shares via proxy at annual general meetings promoting best practice in Latin America, Russia, India and France. Provided research & company analysis on ESG themes (Climate change, access to medicines, land grabbing, supply chain, biodiversity, human rights, carbon, corruption & strategic risk). Developed public policy stances for Latin American & Russian markets and engaged with regulators.     Member of Disclosure on Management Approach Working Group – Global Reporting Initiative (Amsterdam, Netherlands) Dec. 11 – Jan. 13  Tasked with developing the content of the G.4 GRI Sustainability Reporting Guidelines. ESG Analyst – Innovest Strategic Value Advisors (London, UK) Nov. 07 – Apr. 08  Responsible for analysing North American & European retail companies’ performance on environmental, social & governance (ESG) issues & their impact on competitiveness and share price. VOLUNTARY WORK Non-Executive Board Member – Grassroot Diplomat (Social Enterprise) (London, UK) May. 16 – Ongoing  The first and only diplomatic consultancy ensuring diplomats and embassies are effective and efficient leaders in serving the interest of their people, both at local and international level. Ambassador – Childreach International / Action for Brazil’s Children Trust (NGO) (London, UK) Jun. 12 – Ongoing  ABC Trust is dedicated to helping street children and the most vulnerable young people of Brazil. Coordinator, health & education projects – Beguedo International (NGO) (France / Burkina-Faso) Sep. 99 – May 02 2

 Duties included research, fundraising and logistics in France and in Burkina-Faso. Project manager – French Peace Movement (NGO) (Gap, France / Dakar, Senegal) Oct. 00 – Jun. 02  Responsible for the setting up of a library in Dakar. Duties included fundraising and logistics. EDUCATION Masters, International Political Economy – University of Warwick (Coventry, UK) Oct. 07 – Sep. 08  Thesis: Market strategies to address climate change: A critical assessment of global emissions trading. BA (Hons) Politics & History of the Middle East – Durham University (Durham, UK) Oct. 03 – Jun. 06 French Baccalaureate – Lycée Dominique Villars (Gap, France) Sep. 99 – Jun. 02 PROFESSIONAL QUALIFICATIONS & COURSES Director Certification Program – Brazilian Institute of Corporate Governance - IBGC (Sao Paulo, Brazil) Ongoing IMC, Investment Management Certificate – CFA Society UK (London, UK) Ongoing Certificate in Investor Relations – Investor Relations Society UK (London, UK) Apr. 2016 Sustainability Leadership Fellowship Program – LEAD International (London, UK / Sofia, Bulgaria) Jul. 12 – Mar. 13 English & Spanish Language Course – EF international language school (London, UK / Quito, Ecuador) Oct. 02 – Jun. 03 3

LANGUAGE SKILLS Fluent in both written & spoken French (Native), English, Spanish & Brazilian Portuguese. Intermediate knowledge of both written and spoken Arabic.   SPEAKING ENGAGEMENTS  “Community relations in Latin America: Going back to basics on the industry’s biggest challenge”, 4th Mining & Investment Latin America Summit (Lima, Peru) – 24 & 25 Oct. 2016  “Crisis Communications: Actionable Strategies”, BNY Mellon 6th Depositary Receipt Issuers’ Conference (DRIC) LATAM (Rio de Janeiro, Brazil) – 28-30 Sep. 2016  “(Re) building bridges: What do IR departments need to know in order to establish a productive dialogue with bondholders?”, Bonds, Loans & Derivatives Brazil 2016 (Sao Paulo, Brazil) – 12-13 Apr. 2016  “Preparing for the 2016 AGM Season: How to respond to international investors’ ESG concerns & expectations”, BNY Mellon workshop (Sao Paulo, Brazil) – 27 Jan. 2016  “Corporate governance in focus: Understanding & responding to international investors’ expectations” BNY Mellon’s Annual Mexico and Colombia Depositary Receipt Issuers’ Client Council, (Playa del Carmen, Mexico) – 23 Sep. 2015  “Politics & corporate governance in Brazil: What are the real, nominal & perceived impacts on the Brazilian economy & on Brazilian debt markets?”, Bonds, Loans & Derivatives Brazil 2015 (Sao Paulo, Brazil) – 20-21 May 2015  “Preparing for the 2015 AGM season”, BNY Mellon workshop (Sao Paulo & Rio de Janeiro, Brazil) – 27-25 Jan. 2015  “The role of institutional investors in Brazilian corporate governance”, representing AMEC, OECD Latin American Corporate Governance Roundtable Annual Meeting, (Bogota, Colombia) – 18-19 Nov. 2014  “M&A & joint ventures: Managing ESG risks & communicating it successfully to investors”, 2nd Mining & Investment Latin America Summit (Lima, Peru) – 27-28 Oct. 2014   “ESG communications”, 7th BNY Mellon Investor Relations Seminar (London, UK) – 23 Oct. 2014 “El panorama de gobierno corporativo para las juntas directivas en América Latina”, La Liga de 4

Directores, 1st Edition, (Bogota, Colombia) – 22-23 May 2014  “ESG materiality for investors – An introduction to responsible investment”, Guest lecturer, Cass Business School (London, UK) – 16 Apr. 2014  “How can miners in Latin America maintain positive community relations & reduce environmental impact whilst sustaining growth and investment?”, 1st Mining & Investment Latin America Summit (Lima, Peru) – 18 Nov. 2013  “Corporate democracy - Rights & duties of companies and investors”, 6th Annual AMEC Seminar (São Paulo, Brazil) – 29 Oct. 2013 “Integration of ESG into pension funds’ investment policy”, 2nd Russian Sustainability Investment Forum (Moscow, Russia) – 10 Oct. 2013   “Russian corporate governance code – Changes, effects & practical solutions”, Sodali / BNY Mellon Conference (Moscow, Russia) – 9 Oct. 2013  “Activism vs. active ownership: how international investors are getting mobilized to improve competitivity at investee companies”, PREVI 14th Corporate Governance Summit (Rio de Janeiro, Brazil) – 27 Aug. 2013   “ESG materiality for investors”, Guest lecturer, Imperial College (London, UK) – 17 May 2013 “The benefits of carbon reporting for investors”, Carbon Reporting for Business, Investors & Policymakers, event organized by the UK Embassy in Russia (Moscow, Russia) – 12 Mar. 2013  “ESG opportunities & challenges: An institutional investor’s view”, XVIII Jornadas del Plan de Pensiones de Empleados de Telefónica de España (Madrid, Spain) – 3 Oct. 2012  “ESG challenges & opportunities in Russia: An international investor’s perspective”, 1st Russian Sustainability Investment Forum (Moscow, Russia) – 12 Sep. 2012  “Advancing responsible business in Colombia – Engaging with local communities & addressing grievances – An international investor’s perspective”, UNPRI/UNGC Webinar – 29 May 2012   “Political donations in Emerging Markets”, ICGN Conference (London, UK) – 20 Mar. 2012 “Active voting in the Russian Market – An international investor’s perspective”, IPREO Roundtable on Proxy Voting in Russia (Moscow, Russia) – 14 Feb. 2012  “Key ESG considerations for investors in Russia & CIS”, C5 IPO & SPO in Russia & CIS Conference (London, UK) – 21 Nov. 2011  “Family owned enterprises: An international investor perspective”, IFC Corporate Governance Network Meeting (Beirut, Lebanon) – 18 Nov. 2011 5

2. HOLDER IN ELECTION SEPARATELY BY ACTIONS PREFERRED SHARES – ITEM II § 4º ARTICLE 141 LSA: MARCELO GASPARINO DA SILVA, MINI BACKGROUND Member and Chairman of Boards of Directors, Supervisory Boards, and Audit Committees, member and coordinator of finance, risk and internal controls, legal and related parties committees in publicly-held companies. Lawyer specialized in Corporate Tax Administration by ESAG and MBA in Controlling, Auditing and Finance (attending). He is a Board Member of AES ELETROPAULO, BATTISTELLA, CEMIG and ETERNIT, and an alternate member of the Board of Directors of VALE. He was Chairman of the Board of Directors of Usiminas, member of the Boards of Directors of Bradespar, Celesc, Eletrobras, Tecnisa and SC Gás, as well as Usiminas. He was Fiscal Council Member of Bradespar, AES Eletropaulo, AES Tietê, Eletrobras and Renuka Brasil. He is the Coordinator of the Legal and Compliance Committee of ETERNIT, a member of the Finance, Audit and Risk Committee of CEMIG and the Related Parties Committee of AES Eletropaulo. He is the President of the Advisory Board of the Gasparino, Sachet, Roman, Barros & Marchiori Advogados, where he worked as a lawyer until 2006. He began his executive career as CELESC's Legal and Institutional Director in 2007. He participated in the CEO Program FGV 2016 (IBE / FGV / IDE), attended the Executive Program on Mergers and Acquisitions at the London Business School, and specific courses in the financial and strategic areas at the IOD - Institute of Directors in London. He is co-founder and Coordinator of the Santa Catarina Chapter, Certified Board Member and composes the IBGC's bank of candidates to Boards of Directors. He is a member of AMEC's Technical Committee and spokesperson of the Corporate Governance Group (GGC). Using his solid background in corporate governance and experience on boards of directors and audit committees, he contributed to IBGC and AMEC's construction of the Brazilian Corporate Governance Code - "CBGC" which since its launch, has been inserted as a working tool in all companies in which it is involved. Its "APPLY OR EXPLAIN" model, a system that recognizes that the practice of corporate governance is a journey and should not translate into a rigid model of regulation applicable equally to all companies, is of note. Through his experience working with companies across diverse sectors such as power generation, transmission and distribution of energy, natural gas distribution, mining, steel and steel processing, ports, base industry, real state, building materials and finishes, vehicle distribution and holding company, he acquired knowledge of various industries, commerce, and services which enables him to constructively contribute to the most diverse subjects and strategies that are dealt with by the Boards of Directors in which he participates, such as turnaroud, capital structure, mergers & acquisitions, sale of non core assets, and succession of Executives, among others. PROFESSIONAL QUALIFICATION CEO PROGRAM FGV 2016/2017 6

(IBE/FGV/IDE) Examining Board of Directors. Brazilian Institute of Corparate Governance - IBGC Component of the Bank of Directors and Community - CCI IBGC MBA in Auditing, Controllership and Finance (atending) Getulio Vargas Foundation - FGV Specialization in Corporate Tax Administration ÚNICA/ESAG Law Graduation Federal University of Santa Catarina – UFSC PROFESSIONAL EXPERIENCE AES Eletropaulo – Independent member of the Board of Directors – 2016/2018  Eletropaulo Metropolitana SA AES Eletropaulo composes the AES Brasil Group and is a concessionaire of electric energy distribution services for greater São Paulo, with more than 7 million customers and commercializing 43 GWh in 2016 is the largest electric power distributor in the Americas distributed energy. Elected by a shareholder holding 10% of the preferred shares, the Board is focused on improving and implementing the best corporate governance practices and strict corporate debt control. As a member of the Board of Directors of Eletrobras, he directly and personally follows the judicial process of the CTEEP / Eletrobras case in view of its great relevance and high impact risk to the Company. In 2016, it disagreed over the transformation of common and preferred shares to defend exactly the opposite, that the Company that is already in Level 2 of BM&FBovespa should seek to unify its shares, moving towards the Novo Mercado ("CBGC" 1.1. 1). It also proposed the creation of the Audit Committee, Finance and Corporate Risks ("CBGC" 4.1), subject to deliberation in the first quarter of 2017. With the installation of the Related Party Committee for being one of the two independent members, The said structure that will give its opinion on operations with potential risk of conflict of interest ("CBGC" 5.2). BATTISTELLA – Independent member of the Board of Directors – 2016/2017  Battistella S.A. Operates in the port logistics, heavy vehicles and forestry business, having been the largest Scania operation outside of Sweden, and currently serves the State of Paraná in this proceeding. The Port of Itapoá is a private mixed-use terminal for the handling of containers, capable of receiving large ships, up to 9,800 TEUs. The forestry activity serves several markets in 7 the Americas, Europe and Asia. Invited by minority shareholders holding 5% of the capital stock to compose the Board of Directors to highlight short-term financial challenges in the face of high leverage led a series of proposals that culminated in the Company's capitalization of R $ 100 million In December 2016, equating a financial debt of equivalent amount and a relevant tax liability, enabling a recovery of the capacity to pay and return to a sustainability situation. CEMIG – Independent member of the Board of Directors – 2016/2018  Centrais Energéticas de Minas Gerais S.A. CEMIG is the largest integrated energy company in Brazil, a group of more than 200 SPC’s, with operations in several Brazilian states, Controlling Cemig D and Cemig GT, integrating the Control Group of TAESA and LIGHT. It serves more than 10 million consumers, has a generator park formed by 79 hydroelectric, 27 wind, 2 thermal and 1 solar. It totals 8.1 GW of installed capacity and 9.5 thousand km of transmission lines. Elected by a long-term shareholder holding 10% of the Company's capital stock and whose objective is to actively participate in the restructuring and recovery process, the Company actively participates in the Finance, Audit and Corporate Risks Committee that coordinated the process of renewing R $ 2.5 billion of the Company's corporate debt. The new State Law will streamline Cemig's recovery process and the four independent members of the Board, three appointed by the FIA Dynamica / Banco Clássico / Geração Futuro L Par and one appointed by BNDESPar will play a key role. ETERNIT – Independent member of the Board of Directors – 2014/2018  Eternit S.A. is a Corporation, an integrated industry and leader in the production of chrysotile mineral coatings and chrysotile mineral extraction. It faced the defenses of the crisis of the Brazilian economy that arrived at critical levels in 2016, generating a strong retraction of its businesses. As Chairman of the Audit, Risks, Legal and Compliance Committee, he took on the responsibility of following the negotiations with the Public Prosecutor's Office in order to find a continuity solution for the extraction of the chrysotile mineral and a transition process of production with Chrysotile fiber for production with alternative fiber. In this sense, the Company has already built a factory for alternative fibers produced with PP. The Director was given the task of accompanying and coordinating with legal advisers the negotiations with the Federal Supreme Court (STF), the Superior Labor Court (TST), the Ministry of Mines and Energy (MME) and the Public Prosecutor's Office for the transition period of up to 10 Years in 100% of production with chrysotile fiber for the production with alternative fiber. The subsidiaries Tégula and Comanhia Sulamericana de Cerâmica - CSA, a joint venture with the market leader in South America, the Colombian Corona, are complementary operations and are undergoing a review process by the Board. The Board plays constant follow-up to the board and initiated in 2016 renewal process, initiated by the choice of a new CEO. The goal is to prepare the company for a new development cycle, leveraging the know-how of current executives in strategic positions. VALE – Alternate Independent member of the Board of Directors – 2016/2017  Vale is one of the world's largest miners, a leader in the production of iron ore, pellets and nickel, and is present in 30 countries. The Brazilian shareholders are increasingly interested in closely monitoring the performance of their investees and the shareholder Geração Futuro L Par, holder of a direct position in the company's capital and indirect through Bradespar, decided 8 to support the Company's Management in the face of the extreme reduction of Price of iron ore in 2015 and the tragedy of Mariana. Vale has spent the last five years on the largest investment program in its history and the start of production of the S11D mine in 2016 will provide a new cycle of growth and consolidation in the market. The resumption of operations of the Samarco joint venture will also be instrumental in overcoming this difficult episode in the history of Brazilian mining. The presence of independent members on the Company's Board of Directors will be a victory that preferred shareholders and minority shareholders intend to achieve in 2017. USIMINAS – Chairman of de Board of Directors – 2015/2016 Independent member of the Board of Directors – 2012/2016  Usinas Siderúrgicas de Minas Gerais S.A. Usiminas is an integrated company in the production of flat steel and the transformation and distribution of steel through its subsidiaries Mineração Usiminas - MUSA, Soluções Usiminas - SU and Usiminas Mecânica - USIMEC. With the entry of the Techint Group into the control block, preferred shareholders led by a shareholder holding 6% of the class joined to elect, for the first time, a member on the Board of Directors. The new executives sought to implement a new management format but there was a cultural conflict and this demanded a lot from the two independent members on issues involving operations between related parties, since the NSC Group was already a solution provider and the TT Group started to propose several Inter-company operations, some of high inquiry. Since his inauguration, he has included in the agenda of the Board the focus on core business and an agenda of non-strategic business divestitures such as Usiminas Automotiva, Usimec and even Musa. The first operation came to fruition with the sale of Automotiva, but an attempt of operation between parties related to Usimec added to a corporate crisis caused by a problem of compliance with the executives indicated by the TT Group triggered the dismissal of the main executive and beginning of the greater Brazilian corporate conflict. And at this moment the presence of independent members was vital to avoid paralysis of the Company and even the practice of illegalities. As the Control Group prevented its participation in the Audit Committee from issues related to the 2013 financial statements were not approved by the then Board Member. As the divergences remained in 2014, in addition to voting against the financial statements, the independent member voted against the extension of the service contract of the independent external audit firm, which at the time generated a lot of controversy but proved to be a wise decision. Of the members of the Control Group filed a lawsuit to annul the approvals approved at the AGOs of 2013 and 2014. As a result of a deadlock within the Control Group was elected Chairman of the Board of Directors at Extraordinary General Meeting held on 04/6/2016 defeating two candidates and initiating a process that sought to pacify the conflicting shareholders and support management in the face of the significant reduction in steel consumption in 2014 and intensified in 2015 and led the Company to a serious financial stress , Resulting in the adoption of several extreme measures such as the stoppage of the primary activities of the Cubatão Plant. As a result of Chairman's announcements initiated in August 2015, the Board of Directors began renegotiating with financial institutions in order to reflect the financial debt, which resulted in Standstill signed on 03/13/16, followed by capitalization of R$ 1.05 billion at a time when The Company had only R$ 200 million in cash, an operation that only materialized thanks to the involvement of the two independent members of the Board of Directors, Mauro Cunha and Marcelo Gasparino, who improved the proposal of the NSSMC Group from R $ 4.30 to R$ 5, 00 the value of the new shares to be issued and reducing the risk of dilution of minority shareholders. Again the time showed that the decisions taken by the then 9

Chairman were correct, since Usiminas was in a process of burning R $ 200 million cash / month and after all the measures approved in the Board until April 2016 the Company maintained the same level Of cash, around R $ 1 billion, throughout the year 2016. BRADESPAR - Independent member of the Board of Directors – 2015/2016 Supervisory Board in Audit Committee – 2014/2015  Bradespar is a holding company that participates in the Control Group of VALE and with representatives in the Board of Directors and in the committees of the subsidiary. The shareholder Geração Futuro L Par holds 6% of the Company's preferred shares and elected in 2015, for the first time, an independent member of the Board of Directors. The experience was very valuable to the Board member who participated in the strategies discussed by one of the controllers of the largest iron ore producer, as well as resulting in the intention of the minority shareholder to elect an Officer at Vale. CELESC – Independent member of the Board of Directors – 2011/2014  Centrais Eletricas de Santa Catarina S.A. s a state mixed-capital company that controls Celesc Distribuição S.A, a power distribution concessionaire for the State of Santa Catarina, Celesc Geração S.A, which owns small hydroelectric plants - PCHs, and SC Gas, a public service concessionaire for gas distribution Natural for the State of SC. As an independent member, he played a fundamental role as Coordinator of the Legal and Audit Committee in the review of the Bylaws in 2011 and in the investigation of complaints in contracts that resulted in several corrective measures, as well as in the denunciation of the administrators involved in order to recover the damages caused. ELETROBRAS – Independent member of the Board of Directors – 2012/2014 e 2016 Alternate Supervisory Board in Audit Committee 2014/2015  Centrais Eletricas Brasileiras S.A. is the largest energy company in Latin America, and a state-owned company that has been involved in major Lava Jato scandals. When the Federal Government issued the Provisional Measure - MP 579/2012, the Director elected by minority shareholders do not participated in the vote that would approve the membership and resigned, leaving the minority orphans, without a voice that could present and mainly record arguments that would show how harmful the adhesion of the Company to the early renewal of the concessions would be. Minority shareholders led by the Capital Market Investors Association (AMEC) elected and appointed the Director as a candidate at the Extraordinary General Meeting held on 12/03/12, the same one where the Company's approval was also approved under the rules of MP 579/2012. Being elected, he began analyzing and questioning several businesses that were disadvantaged, in addition to proposing measures to improve management and Corporate Governance of Eletrobras. The objective of installing the advisory committees to the Board was raised to the Coordinator of the Audit Committee, Corporate and Legal Risks, where he began to review the most critical processes, such as the passive billionaire related to the so-called Compulsory Loan, to the purchasing processes and the Strict compliance with the legislation and regulations that affected Eletrobras, its subsidiaries and SPCs. This has caused 10 much discomfort within the Board of Oficers. The Letter sent to the representative of the Controlling Shareholder one year after the election, added to the votes against the financial statements of 2012 and 2013 generated a reaction of the Board of Directors and a change of position at the AGM of 2014 prevented the re-election of the Board Member. In 2016 the shareholders Geração Futuro L Par / Banco Clássico and Fundo Jaburá were invited to return to the Board, which occurred through the Multiple Vote process for the first time in the Company's history. In two months of performance and again elected Coordinator of the Audit Committee, Corporate and Legal Risks led the Working Group constituted for the revision of the Company's Bylaws and the subsidiaries Furnas, Chesf, Eletronorte and Eletrosul to comply with the requirements of the new State Law, Approving draft to be submitted to the MME in the RCA of 07/15/2016. TECNISA – Independent member of the Board of Directors – 2012/2014  Tecnisa S.A. is one of the largest construction companies in Brazil, opened the capital of 2006 and began to face the difficulties of the economic downturn from 2012. The Board member was propositive in the two years so that the Company re-adjusted its costs to the new reality that was presented. However, management was slow to take the necessary actions and was not prepared for the serious real estate crisis that settled in 2014. AES TIETÊ – Supervisory Board in Audit Committee – 2013/2014  AES Tietê has hydroelectric plants in the State of São Paulo, is part of the AES Brasil Group, supplied to AES Eletropaulo and commercialized energy in the free market. Institutional Consultant of the Innovare Award - Period: June 2004 - current (13 years old, the oldest external consultant)  Idealized by Fundação Getúlio Vargas - FGV with fundamental support from VALE. Function: Consultant for Santa Catarina of the Innovare Prize - The Judiciary of the 21st Century - (http://www.premioinnovare.com.br/) organized by the following institutions: Ministry of Justice, which participates through the Secretariat for Judicial Reform, Association of Brazilian Magistrates - AMB, National Association of Members of the Public Prosecution Service - CONAMP, National Association of Public Defenders - ANADEP, Association of Federal Judges - AJUFE, National Association of Attorneys of the Republic - ANPR and Brazilian Bar Association. UNISUL - University Professor from 2000 to 2002  He taught subjects of tax law. MINISTRATED / DIRECTED LECTURES  Voting of the Board of Director’s Voting - IBGC Chapter Rio de Janeiro 2016 11

    CORPORATE GOVERNANCE IN TIMES OF CRISIS - LIDE / SC 2015 CORPORATE GOVERNANCE IN RETAIL - EXPOSUPER-ACATS / IBGC Chapter SC, 2014 BUILDING EFFECTIVE BOARD OF DIRECTORS - IBGC Chapter SC / FIESC, October 2013. CORPORATE GOVERNANCE AND SUCCESSION IN FAMILY BUSINESS - LIDE SC / IBGC Chapter SC, June 2013. ARE YOU PREPARED TO PASS THE BAT? The PANEX case. ACIJS / IBGC Núcleo SC, 2012. CORPORATE GOVERNANCE - Principles and Practices. South Chapter IBGC / FIESC, 2011. ENERGY TAX BRASIL FORUM BRAZIL. National Forum on Energy Taxation - IQPC. TOPIC: Energy chain and large consumption, 2010    COURSES AND SEMINARIES          17th Intertational Corporate Governance Congress. IBGC (participates since 2011) AMEC Investor Fórum 2016 (participates since 2013) 17th Encouters Council PREVI, 2016 (participates since 2011) 4th Meeting of Board Members. IBGC, 2016 (participates since 2013) Workshop of Fiscal Counselors. PREVI, 2013. Technical Workshop Australian Institute of Company Directors / IACD - IBGC 2013 ICGN - Annual Conference. Rio de Janeiro 2012 Advanced Course for Board Member. IBGC 2010 Mergers and Acquisitions Progam. LONDON BUSINESS SCHOOL 2009 3. ALTERNATIVELY, IN TE EVENT THAT THE QUORUNS OF ITEMS 1 AND 2 ABOVE ARE NOT FORMED, ADDING THE VOTES CAST BY COMMON AND PREFERRED SHAREHOLDERS, HOLDER ON ELECTION SEPARATELY BY ACTIONS COMMON AND PREFERRED SHARES - § 5º ARTICLE 141 LSA: MARCELO GASPARINO DA SILVA, AND BRUNO C. H. BASTIT AS HIS ALTERNATE. II. FISCAL COUNCIL 4. HOLDER IN ELECTION SEPARATELY BY COMMON SHARES - letter "A" of § 4 of Article 161 of Law 6,404 / 1976: RAPHAEL MANHÃES MARTINS, Lawyer, partner of the law firm Faoro Attorneys (since 2010). Board Member of Eternit (since 2015). Audit Board Memer of Vale S.A. (since 2015) and Light S/A (Since 2014). Former Audit Board Member of Fibria Celulose S.A. (2016/2017) and Embratel Participações S/A. Former Professor of UFRJ and UERJ, entered into the Order of Lawyers of Brazil, Section of Rio de Janeiro. 12

4.1. ALTERNATE IN THE SEPARATE ELECTION BY COMMON SHARES - letter "A" of § 4 of Art. 161 of Law 6,404 / 1976: BERNARDO ZITO PORTO, Lawyer, professor of University of Missouri-Kansas City School of Law. Former associate of the law firm Faoro Attorneys. LL.M. at University of Michigan. Entered into the Order of Lawyers of Brazil, Section of Rio de Janeiro. 5. HOLDER IN ELECTION SEPARATELY BY THE PREFERRED SHARES - letter "A" of § 4 of Article 161 of Law 6,404 / 1976: ROBERT JUENEMANN, Is a lawyer. Graduated at the Law School at Pontifícia Universidade Católica do Rio Grande do Sul – PUC/RS in 1988. Masters in Civil Process at PUC/RS and Masters in Strategic Planning at ESPM/RS. Founding Partner of Robert Juenemann Advocacia Empresarial e Familiar, a law firm acting in corporate, tax, labour, real estate and family law, as well as corporate governance, with special dedication to fulfill the family business and succession needs. Certified mediator by CEDR – Center for Effective Dispute Resolution – London, UK. Board Member at IBGC – Brazilian Institute for Corporate Governance. Audit Committee Member at Eletrobrás in 2013 and 2014, as well as in 2015 as a Deputy Audit Committee Member. Audit Committee Member in 2015 at Eternit S.A. Audit Committee Member on 2013 at CELESC. Member of the International Ethics Standard Board for Accountants – IESBA – NYC – 2016 a 2018. Co-writer of the Legal Guide for Administrators and Board Members issued by IBGC. Member of the group that revised the Code of Best Practices of Corporate Governance at IBGC – 2015-2016. Lecturer and speaker of the subjects Shareholders Responsibilities, Shareholders Agreements for Family Businesses, Family Law Property Regimes on Family Law. Speaks Portuguese, English, French, German, Italian and Spanish. 5.1. ALTERNATE IN THE SEPARATE ELECTION BY THE PREFERRED SHARES - letter "A" of § 4 of Art. 161 of Law 6,404 / 1976: GASPAR CARREIRA JÚNIOR, SUMMARY OF PROFESSIONAL QUALIFICATIONS 13

 Expertise in the administrative and financial areas; management of projects, processes, systems (ERP) and people Competence in analysis and diagnose, focusing on practical and creative solutions of processes Participative leadership headed at team formation and development Strategic alignment through the management model, resulting in continuous improvement, increased productivity and goal achievement Negotiation skills, targeted at increased power of accomplishment and result achievement Challenge-driven, aiming at continuous professional development      WORK EXPERIENCE GRUPO Oi (Telemar, Oi, BrT) June 99 to present Brazilian company of landline, wireless, long distance, and broadband telecommunications operating all over the country. Currently with 60 MM wireless and landline subscribers, annual revenue of R$ 35 billion, and 20,000 employees. Director of Financial Services (since Jan 09) In charge of the following areas: 2013: On top of been Director, member of Audit Committee - ICCS Certification N. EA 04758 – PREVIC Licensed - - - SISTEL - Private Pension Fund SETA – Pay TV National Union Oi Futuro – Social Institute 2012: Revenue Cycle, Finance, Taxes, Sales Management, Contingency Control, Credit & Collection, Billing, Revenue Assurance, BPO Management, supervising 29 managers (7 direct managers), 700 employees and 980 outsourced collaborators, managing an over R$ 6.5 billion budget. 2010: Finance, Taxes, Accountancy, Sales Management, Contingency Control, Trade Credit & Billing, supervising 26 managers (6 direct managers), 652 employees, and managing a R$ 2 billion budget. 2009: Pay Roll, Finance, Taxes, Accountancy, Sales Management, Special Civil Court/Procon Back office, supervising 24 managers (6 direct managers) and 1,056 employees. Financial Services Manager (since Jul 06) In charge of Pay Roll, Tax Office, Finance, Accountancy, and Taxes, supervising 5 managers and 180 employees. Operations and Centralized Services Manager (since May 05) In charge of Accounts Payable, Tax Office, and Indirect Taxes, supervising 3 managers and 80 employees. Accounts Payable Manager (since Feb 04) 14

In charge of Accounts Payable, supervising 20 employees. Process Coordinator (since Jul 01) In charge of improvements and processes automation of the control unit, supervising 6 employees. SAP Coordinator (since Jun 99) Responsible for implementing SAP, focusing on the CO – Controlling module, supervising 5 employees.  Leader of Control Tower - Oi´s Judicial Reorganization under Brazilian Law  Leader for hire and start-up of Latin America’s major BPO, saving over R$ 1 billion  Credit & billing management, controlling a PDD of R$ 1.3 billion/year  Leader of four multidisciplinary management groups for contentious liabilities of R$ 36 billion and lien of R$ 23 billion  Centralization of administrative and financial activities of the Brasil Telecom businesses  Responsible for implementing tax planning actions, attaining cash earnings and results around R$ 1.2 billion/year  Development and implantation of SAP and SSC for all companies of the group, standardizing and centralizing their administrative processes  Development of a management model based on indexes, goals and SLAs, for results follow-up, aiming at having ranking priorities on decision-making and improvements  Coordination of mapping, control, and conciliation of escrow deposits and restricted deposits, removing material weakness from Telemar balance sheet.  Restructured the tax calculation area, ICMS, by reviewing procedures and system, and reallocating staff, to ensure an accurate tax calculation and collection, approximately R$ 7.0 billion/year, and contingencies control of R$ 10 billion  Participated in Telemar’s adaptation to the requirements of the Sarbanes-Oxley Act, by implementing the risk management of the relevant processes, aiming at having the company’s certification and continued trade at the New York Stock Exchange and BM&FBOVESPA.  Engaged at the corporate merger of Telemar’s 16 landline telecommunication enterprises. COCA-COLA – Grupo Andina (Rio de Janeiro Refrescos) October 92 – June 99 Chilean company of production, sales and distribution of Coca-Cola products. Managerial Information Coordinator (Jul 95) In charge of the managerial accounting, Chile GAAP, and price formation, supervising 6 employees. Budget Supervisor (Mar 94) In charge of corporate budget area, supervising 3 employees. Budget Analyst (Oct 92)  Formed and implemented a new management model for business, budget, and managerial information, ensuring R.J. Refrescos a better performance within Grupo Andina. 15

 Generated business information that ensured the takeover of R.J. Refrescos by Grupo Andina and the subsequent launch of ADR in the North-American market for obtaining financial resources  Integrated the team implementing SAP, CO module. CONSTRUTEL TELECOMUNICAÇÕES E ELETRICIDADE November 91 – October 92 Brazilian company of landline maintenance and operation. Financial Analyst  In charge of tracking performance indicators of the Rio de Janeiro branch Self-employed, in charge of a consultancy on budgeting with professors of FGV/Rio de Janeiro (1991/90). Internship on Economics with focus on investment analysis with BNDES (1989-1988), and on economic statistics with the Institute of Civil Aviation (1988-1987). EDUCATION Specialisation in Project Management - PMP • UFF - Rio de Janeiro • 2004 Executive MBA - Coppead • UFRJ - Rio de Janeiro • 1999 Post-Graduate Degree in Finance • PUC - Rio de Janeiro • 1992 BA in Economics • Candido Mendes - Rio de Janeiro • 1989 RELATED COURSES    Management, Leadership, Strategy, Coaching, and Feedback • Fundação Dom Cabral • Academia Oi Lecturer on “Practical Cases on SSC – The Oi Case” • IQPC • São Paulo Specialisation in SAP (FI and CO modules) 16

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 03, 2017		Director of Investor Relations